Exhibit 99.1

AGM Group Announces Fourth Quarter and Full Year 2021 Unaudited Financial Results

BEIJING, China，April 26, 2022 /PRNewswire/ —AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Operating and Financial Highlights

●	Total computing power delivered was approximately 440,000 TH/S, compared with nil in the same period of 2020.

●	Total revenues were $31.37 million, an increase of approximately $31.36 million from $13,595 in the same period of 2020.

●	Gross profit was $5.88 million, an increase of approximately $5.88 million from $4,933 in the same period of 2020.

●	Net income was $3.84 million, compared to net loss of $92,664 in the same period of 2020.

Full Year 2021 Operating and Financial Highlights

●	Total computing power delivered was 440,000 TH/S, compared with nil in 2020.

●	Total revenues were $36.71 million, an increase of approximately $36.66 million from $53,305 in 2020.

●	Gross profit was $6.60 million, an increase of approximately $6.58 million from $14,771 in 2020.

●	Net income was $3.53 million, compared to net loss of $1.07 million in 2020.

Mr. Chenjun Li, Chairman and Co-Chief Executive Officer of the Company, commented, “We have capped off a great year with a strong quarter. Despite the near-term volatility in the prices of Bitcoin and other digital assets, we witnessed solid growth in demand for cryptocurrency mining and increased deliveries of mining equipment. Notably, total computing power delivered was 440,000 TH/s in the fourth quarter. Our stellar performance is a result of our efforts in strengthening our supply chain, upgrading products, and is a testament to our successful shift into new growth strategies. We are very pleased with the swift progress as our full-year revenues resulted in $36.71 million, out of which $31.37 million were from the fourth quarter. Meanwhile, we turned into profitability in 2021, with net income of $3.53 million compared to net loss of $1.07 million in the prior year. As we enter 2022, we will continue focusing on delivering mining machines, acquiring new customers and improving supply chain capability while seeking additional growth avenues. We are confident that our endeavors in broadening businesses and responsive adaption to advanced technologies will sustain our growth trajectory in the evolving cryptocurrency mining market.”

Mr. Wenjie Tang, Co-Chief Executive Officer of the Company, said, “It’s an important year as we transformed our business into a technology company that develops and produces blockchain-oriented ASIC chips and the advanced cryptocurrency mining equipment. Going forward, we will utilize our leading technologies and experienced team to further boost our supplies and in conjunction, our presence in the global blockchain ecosystem.”

Mr. Steven Sim, Chief Financial Officer of the Company, commented, “We delivered excellent financial results in the fourth quarter, ending the year on a strong note. In the fourth quarter, our net revenues increased by $31.36 million year-over-year. Net income was $3.84 million, compared to net loss of $92,664 in the same period of 2020. The achievements reflect our effective execution capabilities in mitigating global logistics congestions and a semiconductor shortage. Fueled by solid computing power delivered and new funding, we enhanced our cash balance and liquidity. We will streamline our management over the procurement and deliveries for further growth while bringing in new investments. With these concerted efforts, we believe we can further unleash the vast potential of the blockchain market.”

Fourth Quarter 2021 Business Highlights & Recent Developments

●	Closing of $20 Million Registered Direct Offering

In December, AGMH closed a registered direct offering and concurrent private placement with certain investors, raising approximately US$20 million in gross proceeds, before deducting placement agent fees and other estimated offering expenses.

●	Strategic Move into North America

AGMH is in the planning stage of relocating its headquarters, research center, and manufacturing facilities to the North America. The Company has identified several local manufacturers that are willing to cooperate with AGMH. It is also considering a possibility of building its own factory.

Fourth Quarter 2021 Financial Results

Revenues

Total revenues were $31.37 million, an increase of approximately $31.36 million from $13,595 in the same period of 2020. The increase was primarily due to the growth of cryptocurrency mining machines and computing equipment sales since 2021.

Cost of Revenues

Cost of revenues was $25.49 million, an increase of approximately $25.48 million from $8,662 in the same period of 2020. The increase was primarily due to the increase in procurement costs for cryptocurrency mining machines and computing equipment in the three months ended December 31, 2021.

Gross Profit

Gross profit was $5.88 million, an increase of approximately $5.88 million from $4,933 in the same period of 2020. The increase was primarily due to the substantial increase in revenues.

Operating expenses

Total operating expenses were $0.82 million, an increase of 282.0% from approximately $0.21 million in the same period of 2020.

●	Selling, general, and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general, and administrative expenses were $0.82 million, an increase of 311.2% from $0.20 million in the same period in 2020. The increase was primarily due to expenses related to an establishment of a new wholly foreign-owned enterprise.

●	Research and development expenses were $3,508, a decrease of 78.2% from $16,095 in the same period in 2020. The decrease was primarily due to the decrease in FinTech R&D. We have not invested in cryptocurrency mining machine R&D.

Income from operations

Income from operations was $5.06 million, compared with loss from operations of $0.21 million in the same period of 2020.

Other income (expenses)

Other income, net of other expenses was $23,826, compared to other expenses, net of other income, of $5,009 in the same period of 2020.

Net income

Net income was $3.84 million, compared to net loss of $92,664 in the same period of 2020.

Earnings per share

Basic and diluted net income per common share were $0.18 and $0.17, respectively, compared to basic and diluted earnings of nil in the same period of 2020.

Cash and cash equivalents

Cash and cash equivalent were $18.41 million as of December 31, 2021, among which $16.6 million (RMB 105.6 million) was held inside China (Mainland), and $1.8 million held outside of China (Mainland). Cash and cash equivalent were $1.40 million as of September 30, 2021, among which $0.79 million (RMB5.14 million) was held inside China (Mainland), and $0.61 million held outside of China (Mainland). AGMH has not, and do not plan to, transfer cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange costs. AGMH subsidiaries in China (Mainland) incur expenses from time to time, and the Company has spent with plans to spend RMB cash to cover those expenses.

Full Year 2021 Financial Results

Revenues

Total revenues were $36.71 million, an increase of approximately $36.66 million from $53,305 in 2020. The increase was primarily due to the growth of cryptocurrency mining machines and computing equipment sales since 2021.

Cost of Revenues

Cost of revenues was $30.11 million, an increase of approximately $30.07 million from $38,534 in 2020. The increase was primarily due to the increase in procurement costs for cryptocurrency mining machines and computing equipment.

Gross Profit

Gross profit was $6.60 million, an increase of approximately $6.58 million from $14,771 in 2020. The increase was primarily due to the substantial increase in revenues.

Operating expenses

Total operating expenses were $1.66 million, an increase of 61.8% from approximately $1.03 million in 2020.

●	Selling, general, and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general, and administrative expenses were $1.63 million, an increase of 68.7% from $0.96 million in 2020. The increase was primarily due to expenses related to an establishment of a new wholly foreign-owned enterprise.
●	Research and development expenses were $36,317, a decrease of 42.8% from $63,450 in 2020. The decrease was primarily due to the decrease in FinTech R&D. We have not invested in cryptocurrency mining machine R&D.

Income from operations

Income from operations was $4.93 million, compared with loss from operations of $1.01 million in 2020.

Other income (expenses)

Other income, net of other expenses was $3,996, compared to other expenses, net of other income, of $7,656 in 2020.

Net income

Net income was $3.53 million, compared to net loss of $1.07 million in 2020.

Earnings per share

Basic and diluted net income per common share were both $0.16, compared to basic and diluted net loss of $0.05 in 2020.

Conference Call

AGMH’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, April 26, 2022 (8:00 PM Beijing/Hong Kong Time on April 26, 2022).

Details of the conference call are as follows:

International	+61-2-9253-5921
United States	+1-855-824-5644
Hong Kong, China	+852-3027-6500
Mainland, China	+86-800-988-0563
Event ID	+86-400-821-0637 EV00134633
Participants Pin	96472167#

Additionally, a live and archived webcast of the conference call will be available at:

https://edge.media-server.com/mmc/p/fxqrd6rh

A replay of the conference call may be accessed by phone within seven days after the conclusion of the live call at the following numbers. To access the replay, please reference the Access code: 520001911#.

International	+61-2-8325-2405
United States	+1-646-982-0473
Hong Kong, China	+852-3027-6520
Mainland, China	+86-400-821-0623

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment. AGMH’s mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

In China:

At the Company:

Email: ir@agmprime.com

Email: Tracy.gao@agmprime.com

The Blueshirt Group

Ms. Feifei Shen

Phone: +86 13466566136

Email: feifei@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	December 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS
Cash and cash equivalents	$ 18,406,647	$664,605
Accounts receivable, net	2,608,325	-
Inventories	22,433,140	-
Advances to suppliers	41,787,966	-
Prepayment and other current assets	3,326,425	5,420,916
Due from related parties	39,238	116,610
Total current assets	88,601,741	6,202,131
Property and equipment, net	322,397	19,320
Intangible assets, net	8,633	10,113
Operating lease right-of-use assets	241,554	-
Deferred tax assets	129,034	-
Total assets	$89,303,359	$6,231,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	$1,568,455	$-
Accounts payable	15,419,014	4,974
Accrued expenses and other payables	3,597,447	1,819,545
Advances from customers	42,231,914	-
Due to related parties	1,215,573	714,436
Deferred government grant - current	38,111	-
Operating lease liabilities, current	51,239	-
Total current liabilities	64,121,753	2,538,955
Deferred government grant - non current	147,812	-
Total liabilities	$64,269,565	$2,538,955

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 24,254,842 and 21,356,290 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	$24,255	$21,356
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 2,100,000 and 7,100,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	2,100	7,100
Additional paid-in capital	26,010,366	8,368,266
Statutory reserves	63,659	-
Accumulated deficit	(1,479,761)	(4,947,815)
Accumulated other comprehensive income	413,175	243,703
Total shareholders’ equity	25,033,794	3,692,610
Total liabilities and shareholders’ equity	$89,303,359	$6,231,565

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPEATIONS AND COMPREHENSIVE INCOME

(Amounts in US$, except for number of shares)

	For The Three Months Ended December 31,		For The Year Ended December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues
Revenues	$31,374,035	$13,595	$36,709,931	$53,305
Total Revenues	31,374,035	13,595	36,709,931	53,305
Cost of Revenues
Cost of revenues	(25,490,406)	(8,662)	(30,112,363)	(38,534)

Gross profit	5,883,629	4,933	6,597,568	14,771

Operating expenses
Selling, general & administrative expenses	817,482	198,818	1,627,368	964,470
Research and development expenses	3,508	16,095	36,317	63,450
Total operating expenses	820,990	214,913	1,663,685	1,027,920

Income/(Loss) from operations	5,062,639	(209,980)	4,933,883	(1,013,149)

Other income/(expenses)
Other income	46,672	894	47,167	1,687
Other expenses	(22,846)	(5,903)	(43,171)	(9,343)
Total other expenses	23,826	(5,009)	3,996	(7,656)

Income/(Loss) from continuing operations before provision of income taxes	5,086,465	(214,989)	4,937,879	(1,020,805)
Provision for income taxes expenses	(1,248,936)	(76,343)	(1,406,166)	(76,343)

Net income/(loss) from continuing operations	3,837,529	(291,332)	3,531,713	(1,097,148)

Discontinued operations
Loss from discontinued operations, net of income tax	-	(149,322)	-	(322,490)
Gain from disposal	-	347,990	-	347,990
Loss from discontinued operations, net of income tax	-	198,668	-	25,500

Net income/(loss)	$3,837,529	$(92,664)	$3,531,713	$(1,071,648)

Comprehensive income/(loss)
Net income/(loss)	$3,837,529	$(92,664)	$3,531,713	$(1,071,648)
Other comprehensive loss	-	-	-	-
Foreign currency translation adjustment	256,105	(61,272)	169,472	(154,768)
Total comprehensive income/(loss)	$4,093,634	$(153,936)	$3,701,185	$(1,226,416)

Income/(Loss) earnings per common share
Continuing operations - Basic	$0.18	$(0.01)	$0.16	$(0.05)
Continuing operations - Diluted	0.17	(0.01)	0.16	(0.05)
Discontinued operations - Basic	-	0.01	-	0.00
Discontinued operations - Diluted	-	0.01	-	0.00

Net income/(loss) per common share - basic	$0.18	$(0.00)	$0.16	$(0.05)
Net income/(loss) per common share - diluted	$0.17	$(0.00)	$0.16	$(0.05)

Weighted average Class A ordinary shares outstanding, basic	21,903,794	21,720,293	21,491,291	21,787,892
Weighted average Class A ordinary shares outstanding, diluted	21,985,627	21,720,293	21,511,469	21,787,892

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$)

	For The Years Ended December 31,
	2021	2020
	(Unaudited)	(Audited)
Cash flows from operating activities
Net income/(loss)	$3,531,713	$(1,071,648)
Net gain from discontinued operations, net of tax	-	25,500
Net gain/(loss) from continuing operations	3,531,713	(1,097,148)

Adjustment to reconcile net income to net cash used in operating activities
Depreciation and amortization	38,363	33,437
Amortization of operating lease right-of-use asset	63,347	-
Other income	(22,119)	-
Gain from disposal of subsidiary	-	(347,990)
Changes in operating assets and liabilities:
Accounts receivable	(2,608,325)	-
Advances to suppliers	(41,787,966)	-
Prepayment and other current assets	2,094,491	103,145
Inventories	(22,433,140)	-
Deferred tax assets	(129,034)	-
Accounts payable	15,414,040	1,763
Accrued expenses and other payables	1,777,903	(48,537)
Advances from customers	42,231,914	-
Deferred government grant	3,454	-
Operating lease liabilities	(49,074)	-
Net cash used in operating activities from continuing operations	(1,874,433)	(1,355,330)
Net cash used in operating activities from discontinued operations	-	(296,692)
Net cash used in operating activities	(1,874,433)	(1,652,022)

Cash flows from investing activities
Purchase of property and equipment	(339,657)	(810)
Net cash used in investing activities from continuing operations	(339,657)	(810)
Net cash used in investing activities from discontinued operations	-	(385)
Net cash used in investing activities	(339,657)	(1,195)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	17,639,999	667,901
Proceeds from related parties	907,135	241,822
Proceeds from short-term borrowings	1,568,455	-
Borrowings to related parties	(39,238)	(116,610)
Repayments to related parties	(517,670)	(594,887)
Net cash provided by financing activities from continuing operations	19,558,681	198,226
Net cash used in financing activities from discontinued operations	-	(86,348)
Net cash provided by financing activities	19,558,681	111,878

Effect of exchange rate changes on cash and cash equivalents	397,451	129,375
Net change in cash and cash equivalents	17,742,042	(1,411,964)
Cash and cash equivalents, beginning of the year	664,605	2,076,569
Cash and cash equivalents, end of the year	18,406,647	664,605
Less cash and cash equivalents of discontinued operations–end of year	-	-
Cash and cash equivalents of continuing operations–end of year	$18,406,647	$664,605

Supplemental cash flow information
Interest paid	$34,721	$-

Non-cash investing and financing activities
Free operating lease due to government grant	$204,588	$-
Additions of ROU Assets	100,313	-
Cancelled common stocks issued	$5,000	$7,600,000